Filed Pursuant to Rule 424(b)(3)

File Number 333-165975; 333-158745; 333-150885

Supplement No. 6

(To prospectus dated April 30, 2010)

NCO GROUP, INC.

$165,000,000 Floating Rate Senior Notes due 2013

$200,000,000 11.875% Senior Subordinated Notes due 2014

This prospectus supplement No. 6 supplements and amends the prospectus dated April 30, 2010, as supplemented and amended by prospectus supplement No. 1 dated May 14, 2010, prospectus supplement No. 2 dated June 3, 2010, prospectus supplement No. 3 dated August 13, 2010, prospectus supplement No. 4 dated November 15, 2010 and prospectus supplement No. 5 dated January 10, 2011 (the “Prospectus”).  This prospectus supplement should be read in conjunction with the Prospectus and may not be delivered or utilized without the Prospectus.

On March 24, 2011, NCO Group, Inc. filed with the Securities and Exchange Commission a current report on Form 8-K which included the attached information.

The date of this prospectus supplement is March 24, 2011.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported):   March 18, 2011

NCO Group, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	333-165975; 333-150885; 333-158745	02-0786880
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

507 Prudential Road, Horsham, Pennsylvania	19044
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code  (215) 441-3000

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐            Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 - Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers; Compensatory Arrangements of Certain Officers

(b) Termination of Michael J. Barrist as Chief Executive Officer and President

On March 18, 2011, the Board of Directors of NCO Group, Inc. (the “Company”) terminated Michael J. Barrist’s employment with the Company.  Mr. Barrist will continue to serve as Chairman of the Board of Directors.

On September 23, 2010, the Company entered into an amendment to the Employment Agreement with Mr. Barrist, dated November 15, 2006 (the “Employment Agreement”).   The amendment provided that upon termination of Mr. Barrist’s employment prior to November 15, 2011, he will receive (i) two times his base salary and target bonus (calculated and paid in accordance with the terms of the Employment Agreement, as amended); and (ii) reimbursement of certain healthcare costs and expenses for a period of up to two years from such termination. The amendment provided for other non-material changes necessary for the Employment Agreement to comply with or remain exempt from Section 409A of the Internal Revenue Code.

Resignation of Leo J. Pound as Director

Effective as of March 22, 2011, Leo J. Pound resigned as a member of the Board of Directors of the Company.  Mr. Pound was a designee of Mr. Barrist pursuant to the terms of the Stockholders Agreement dated as of November 15, 2006 (the “Stockholders Agreement”) among the Company, One Equity Partners II, L.P. and certain of its affiliates, referred to collectively as “OEP”, and the Company’s other stockholders.  Mr. Barrist’s right to appoint the designee for the directorship held by Mr. Pound expired upon Mr. Barrist’s termination as Chief Executive Officer of the Company.  OEP has the right to designate Mr. Pound’s replacement under the terms of the Stockholders Agreement.  OEP has not yet designated a replacement director.

Mr. Pound was also the chairman of the Company’s Audit Committee.  Effective as of March 22, 2011, Edward A. Kangas was appointed the chairman of the Company’s Audit Committee to replace Mr. Pound.

(c) Appointment of Ronald A. Rittenmeyer as Chief Executive Officer and President

On March 18, 2011, the Board of Directors of the Company appointed Ronald A. Rittenmeyer as President and Chief Executive Officer of the Company, effective immediately.

Mr. Rittenmeyer, age 63, is currently the founder and Chief Executive Officer of Turnberry Advisors LLC, a firm that specializes in providing management expertise to companies.  Mr. Rittenmeyer served as Chairman, President and Chief Executive Officer of Electronic Data Systems (“EDS”), a leading global provider of information technology

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services, until its sale to Hewlett-Packard in August 2008 and continued as President and CEO of EDS, an HP Company until December 2008.  During his tenure at EDS, Mr. Rittenmeyer also served as Chief Operating Officer and Executive Vice President of Global Service Delivery from July 2005 to December 2006 and President and Chief Operating Officer from December 2006 until September 2007.  Prior to joining EDS, Mr. Rittenmeyer served as Managing Director of The Cypress Group, a private equity firm where he was responsible for the operating aspects of the company’s $3.5 billion investment portfolio. Mr. Rittenmeyer previously served as Chairman, Chief Executive Officer and President of Safety-Kleen, Inc., a $1.5 billion hazardous and industrial waste management company.  He currently serves on the Board of Directors of American International Group, Inc., Tenet Healthcare Corporation and IMS Health Inc., a privately held company.

Mr. Rittenmeyer had previously served as a consultant to the Company through a consultant agreement dated as of December 1, 2010 between the Company and Turnberry Advisors LLC (the “Consulting Agreement”). Mr. Rittenmeyer is the Chief Executive Officer of Turnberry Advisors LLC.  Pursuant to the terms of the Consulting Agreement, Mr. Rittenmeyer provided consulting services to the Company as requested from time to time.  As compensation for the services provided, the Company paid Mr. Rittenmeyer $60,000 per month and reimbursed him for all expenses incurred in connection with the services provided.  On March 18, 2011, in connection with Mr. Rittenmeyer’s appointment as President and Chief Executive Officer, the Consulting Agreement was terminated by the parties.

Employment Agreement with Ronald A. Rittenmeyer

Effective as of March 18, 2011 (the “Commencement Date”), the Company entered into an Employment Agreement (the “Employment Agreement”) with Ronald Rittenmeyer, pursuant to which he became the President and Chief Executive Officer of the Company.   Pursuant to the terms of the Employment Agreement, Mr. Rittenmeyer’s term of employment with the Company will be for one year from the Commencement Date, provided that the parties may mutually agree to continue the term of employment for additional one year periods on each anniversary of the Commencement Date (the “Term”). During the Term, Mr. Rittenmeyer will receive an annual base salary of $1,000,000 per annum. Mr. Rittenmeyer shall also be eligible to receive an annual bonus (with a target bonus of 100% of base salary) based upon achievement of performance objectives, as mutually agreed to by Mr. Rittenmeyer and the Board of Directors of the Company. Under the terms of the Employment Agreement, Mr. Rittenmeyer will be eligible to receive equity, stock options, or other equity-based awards, as determined in the sole discretion of the Board of Directors.  Mr. Rittenmeyer will also be eligible to receive other perquisites and benefits pursuant to the terms of the Employment Agreement.

Upon a termination of Mr. Rittenmeyer’s employment by the Company, he shall be entitled to receive base salary continuation until the end of the then current Term (determined without reference to any extensions) and a pro-rated bonus based on Mr.

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Rittenmeyer’s target bonus.  If Mr. Rittenmeyer’s employment is terminated due to his death, then his estate will be entitled to receive a pro-rated bonus based on Mr. Rittenmeyer’s target bonus

During Mr. Rittenmeyer’s employment and for one year after any termination of his employment, he shall be subject to non-solicitation and non-interference restrictive covenants, as set forth more fully in the Employment Agreement.

The foregoing description is not complete and is qualified in its entirety by reference to the Employment Agreement filed as Exhibit 10.1 hereto which is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
10.1	Employment Agreement dated as of March 18, 2011 between the Company and Ronald A. Rittenmeyer.

10.2	First Amendment to Employment Agreement, dated as of September 23, 2010, between NCO Group, Inc. and Michael J. Barrist.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NCO GROUP, INC.

Date: March 24, 2011	By:	/s/ John R. Schwab
	Name:	John R. Schwab
	Title:	Executive Vice President, Finance and Chief Financial Officer

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EXHIBIT INDEX

No.	Description

10.1	Employment Agreement dated as of March 18, 2011 between the Company and Ronald A. Rittenmeyer.

10.2	First Amendment to Employment Agreement, dated as of September 23, 2010, between NCO Group, Inc. and Michael J. Barrist.

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EXHIBIT 10.1

EMPLOYMENT AGREEMENT

This Employment Agreement (this “Agreement”), dated as of March 18, 2011 (the “Effective Date”), is made by and between NCO GROUP, INC., a Pennsylvania corporation (the “Company”), and Ronald Rittenmeyer (the “Executive”).

In consideration of their mutual promises and covenants set forth herein, and intending to be legally bound hereby, the Company and the Executive agree as follows:

1.                                      Employment.  The Company hereby employs the Executive and the Executive accepts such employment on the terms and conditions hereinafter set forth.

2.                                      Term.  The initial term of this Agreement shall be for a period of one year commencing on the Effective Date, unless terminated sooner pursuant to Section 5 hereof (the “Term of Employment”).  The Term of Employment may be extended, subject to the same terms, conditions and limitations as provided herein, for an additional one year period on each anniversary of the Effective Date if mutually agreed to by the parties prior to the expiration of the Term of Employment.

3.                                      Duties and Positions.  Subject to the terms and provisions set forth in this Agreement, the Company hereby agrees that during the Term of Employment, the Executive will be employed as the President and Chief Executive Officer of the Company, with such duties and responsibilities as may be reasonably required of or assigned to him by the Board of Directors of the Company (the “Board”) or its designee.  During the Term of Employment, the Executive will report to the Board or the Board’s designee, which designee shall be a member of the Board.  During the Term of Employment, the Executive’s office shall be located in the Dallas, Texas area.

3.1.                            Efforts.  During the Term of Employment, the Executive shall devote his full business time, attention, energies and best efforts to the performance of his duties hereunder and to the promotion of the business and interests of the Company and of any corporate subsidiaries or affiliated companies.  Notwithstanding the above, the Executive shall, to the extent such service does not interfere with the performance of his duties hereunder, be permitted to (i) continue as the CEO of Turnberry Advisors and (ii) serve on the following boards: American International Group, Inc., Tenet Healthcare Corporation, and IMS Health, Inc.

3.2.                            Board Position.  The Executive shall, as of the Effective Date, be designated as an observer to the Board and shall be invited to all Board meetings (whether in person or telephonic) and, as soon as practicable after such designation as determined by the Company’s Controlling Shareholder (as defined below), shall be appointed or elected to the Board and shall remain a member of the Board or an observer thereto, as the case may be, during the Term of Employment.

4.                                      Compensation and Other Benefits.

4.1.                            Base Salary.  During the Term of Employment, the Executive shall receive a base salary at a rate of $1,000,000 per annum payable in accordance with the Company’s normal payroll practices (“Base Salary”).

4.2.                            Annual Bonus.  During the Term of Employment, the Executive shall be eligible to receive an annual performance bonus, subject to the attainment of annual performance goals as mutually agreed to by the Executive and the Board.  The Executive’s annual target performance bonus will be 100% of Base Salary (the “Target Bonus”); provided that the Executive’s bonus in any given year may exceed the Target Bonus if so determined by the Board in its sole discretion.  Any such bonus awarded to the Executive pursuant to this Section (the “Bonus”) shall be paid by March 15th of the year following the year to which such Bonus relates.  The Bonus payable with respect to any partial fiscal year of the Term of Employment shall be appropriately prorated.

4.3.                            Equity Grant.  No later than May 31, 2011, the Executive will be eligible to participate in and receive equity in the Company, or stock options or similar equity based awards, pursuant to the terms and conditions of an equity plan or program, as may be determined by the Board in its sole discretion.

4.4.                            Benefit Plans.  During the Term of Employment, the Executive will be eligible to participate in all insurance and other welfare or pension benefit programs of the Company pursuant to the terms and conditions thereof.

4.4.1.                  Office.  During the Term of Employment, the Executive will be provided with office space in the Dallas, Texas area.

4.4.2.                  Car Allowance.  During the Term of Employment, the Executive will be entitled to participate in the Company’s automobile program (including the allowance and leasing programs) pursuant to the terms and conditions thereof.

4.4.3.                  Housing Expenses. During the Term of Employment, the Company shall reimburse the Executive for all reasonable temporary housing and reasonable related expenses incurred by the Executive while staying in the Horsham, Pennsylvania area on Company business.

4.4.4.                  Tax Gross-Up.  During the Term of Employment, the Executive shall receive an additional payment (a “Tax  Gross-Up Payment”) in an amount equal to any increase in the Executive’s income tax attributable to the benefit resulting from the benefits provided under Sections 4.4.2 and 4.4.3 which are included in, other than to the extent actually deductible as an adjustment to, the Executive’s gross income for income tax purposes (the “Expense Benefits”), increased by an amount equal to any additional income taxes which are imposed on the Tax Gross-Up Payment, such that the Executive retains an amount of the Tax Gross-Up Payment equal to the income tax attributable to the payment of the Expense Benefits.  The Tax Gross-Up Payment shall be paid to the Executive as soon as practicable after, but in no event later than sixty (60) days following the date on which the Executive remits the income tax attributable to the Expense

Benefit, subject to the Executive’s provision of supporting documentation in accordance with Company policy.

4.4.5.                  Business Expenses.  During the Term of Employment, the Company will pay, or reimburse the Executive for all ordinary and reasonable out-of-pocket business expenses incurred by the Executive in connection with his performance of services hereunder.  The Executive shall follow the Company’s expense authorization and approval procedures then in effect, including presentation to the Company of an itemized account and written proof of such expenses.

4.4.6.                  Legal Fees.  The Company will reimburse the Executive for actual and reasonable legal fees incurred in connection with the review and execution of this Agreement and other documents and matters related thereto or contemplated thereby.  Such reimbursement shall not exceed $15,000.

4.4.7.                  Business-related Aircraft Usage.  During the Term of Employment, and subject to applicable law, rules and regulations (including without limitation IRS regulations and requirements) and if, in the reasonable exercise of  the Executive’s judgment, the Executive determines that there exists no superior alternative method of air travel available to the Executive in a particular situation or situations (taking into account cost, convenience, personnel security, business meeting locations, urgencies and exigencies, travel logistics, and other relevant factors and considerations), the Executive shall have the right to use his indirectly owned and managed aircraft for business travel in connection with the performance of his services hereunder, including without limitation business travel to and from the Executive’s Dallas, Texas office location.  During the Term of Employment, the Company shall reimburse the Executive for or pay directly any costs and expenses directly attributable to the use of the aircraft for such purposes.  Personal usage of the aircraft by the Executive shall not be reimbursed or paid for by the Company.  If any such reimbursements or payments by the Company include or cover any personal usage of the aircraft (such as, by way of example only, an extension of a business trip for personal reasons or spouse accompaniment (to the extent of incremental out-of-pocket or other costs) and related costs), the Executive shall promptly reimburse the Company for any such reimbursement or direct payments made by the Company.

5.                                      Termination.  Upon the occurrence of any termination of the Executive’s employment (the “Termination Date”), the Executive shall and shall be deemed to immediately resign as an observer to the Board or from membership on the Board, if and as applicable, and from any committees thereof (and the Executive shall promptly tender to the Board a written resignation letter effecting the foregoing).  Except as specifically provided in this Section 5, all other rights the Executive may have to compensation from the Company or its Affiliates shall terminate upon the Termination Date.

5.1.                            Death.  The Executive’s employment shall terminate automatically upon the Executive’s death during the Term of Employment.  Upon such termination of employment, the estate of the Executive shall receive any Base Salary earned but unpaid as of the Termination

Date and a pro-rated Target Bonus for the year in which death occurs in a lump sum within 10 business days following the Termination Date.

5.2.                            Termination by the Company.  During the Term of Employment, the Company may terminate the Executive’s employment for any reason upon 60 days advance notice.  If, during the Term of Employment, the Executive’s employment is terminated by the Company, the Executive shall be entitled to receive any Base Salary earned but unpaid as of the Termination Date in a lump sum within 10 business days following the Termination Date.  Additionally, contingent upon the Executive’s execution of a general release substantially in the form attached as Exhibit A, which becomes effective within thirty (30) days following the Termination Date, the Executive shall receive Base Salary continuation for the then remaining Term of Employment (determined without reference to any further extensions after the Termination Date) and a pro-rated Target Bonus for the year in which such termination occurs paid in lump sum (the “Severance Payment”).  The Severance Payment shall be payable in accordance with the Company’s payroll practices, which shall commence thirty (30) days following the Termination Date.

5.3.                            Termination by Executive. During the Term of Employment, the Executive’s employment may be terminated at the election of the Executive for any reason upon 60 days advance notice, the Executive shall receive any Base Salary earned but unpaid as of the Termination Date in a lump sum within 10 business days following the Termination Date.

5.4.                            Violation of Restrictive Covenants.  Without limiting the Company’s remedies as set forth in Section 6, upon the Executive’s breach of any restrictions set forth in Section 6, the Company will have no obligation to continue to pay or provide any of the amounts under this Section 5.

6.                                      Restrictive Covenants.

6.1.                    Unauthorized Disclosure.  The Executive agrees that he shall not, for any reason or purpose whatsoever, during or after the Executive’s employment with the Company, without the prior written consent of the Board or its authorized representative, except to the extent required by an order of a court having jurisdiction or under subpoena from an appropriate government agency, in which event, the Executive shall use his commercially reasonable best efforts to consult with the Board prior to responding to any such order or subpoena, and except as required in the performance of his duties hereunder (including without limitation any disclosures to the Controlling Shareholder (as defined below)), disclose any confidential or proprietary trade secrets, customer lists, marketing plans, management organization information (including, but not limited to, data and other information relating to members of the Board, the Company, the Company’s management or any of their affiliates), operating policies or manuals, business plans, financial records, design or other financial, commercial, business or technical information (i) relating to the Company or any of its affiliates or (ii) that the Company or any of its affiliates  may receive belonging to customers or others who do business with the Company or any of its affiliates (collectively, “Confidential Information”) to any third person unless such Confidential Information (A) has been previously disclosed to the public or is in the public domain (in each case, other than by reason of the Executive’s breach of this Section 6.1 or a breach by any other person who is party to an agreement providing for similar protection to Confidential Information (provided that the Executive knows or should know of the existence of such agreement)) or (B) no longer has a significant business purpose for the Company.

6.2.                    Non-Solicitation.

6.2.1.                  Employees.  During the Term of Employment and for one year thereafter, the Executive shall not, directly or indirectly, for his own account or for the account of any person or entity in any jurisdiction in which the Company or any of its affiliates have commenced operations during the Executive’s employment: solicit for employment, employ, engage or otherwise interfere with the relationship of the Company or any of its affiliates with any natural person throughout the world who, at the time of such activity or at any time in the 12-month period preceding such activity, is or was employed by the Company or any of its affiliates.

6.2.2.                  Customers.  During the Term of Employment and for one year thereafter, the Executive shall not, directly or indirectly, for his own account or for the account of any person or entity in any jurisdiction in which the Company or any of its affiliates have commenced operations during the Executive’s employment contact, solicit, divert, call on, take away or do business with, or attempt to contact, solicit, divert, call on, take away or do business with, any past, present or prospective customer of the Company or any of its subsidiaries.

6.3.                    Non-Interference.  During the Term of Employment and for one year thereafter, the Executive shall not directly or indirectly, interfere with or attempt to entice away from the Company or any of its affiliates any significant vendor or supplier (including a supplier of services) of the Company.

6.4.                    Injunctive Relief.  The Executive acknowledges that the restrictions contained in Section 6 hereof are, in view of the nature of the business of the Company, reasonable and necessary to protect the legitimate interests of the Company, and that any violation of any provisions of Section 6 will result in irreparable injury to the Company.  The Executive also acknowledges that the Company shall be entitled to temporary and permanent injunctive relief, without the necessity of proving actual damages, and to an equitable accounting of all earnings, profits and other benefits arising from any such violation, which rights shall be cumulative and in addition to any other rights or remedies to which the Company is or may be entitled.  In the event of any such violation, the Company shall be entitled to commence an action for temporary and permanent injunctive relief and other equitable relief in any court of competent jurisdiction and Employee further irrevocably submits to the jurisdiction of any Pennsylvania court or Federal court sitting in the Eastern District of Pennsylvania over any suit, action or proceeding arising out of or relating to Section 6.  The Executive hereby waives, to the fullest extent permitted by law, any objection that he may now or hereafter have to such jurisdiction or to the venue of any such suit, action or proceeding brought in such a court and any claim that such suit, action or proceeding has been brought in any inconvenient forum.  Effective service of process may be made upon the Executive by mail under the notice provisions contained in Section 7 hereof.

6.5.                            Special Severability.  The terms and provisions of this Section 6 are intended to be separate and divisible provisions and if, for any reason, any one or more of them is held to be invalid or unenforceable, neither the validity nor the enforceability of any other provision of this Agreement shall thereby be affected.  It is the intention of the parties to this Agreement that the potential restrictions on the Executive’s future employment imposed by this Section 6 be reasonable in both duration and geographic scope and in all other respects.  If for any reason any court of competent jurisdiction shall find any provisions of this Section 6 unreasonable in duration or geographic scope or otherwise, the restrictions and prohibitions contained herein shall be effective to the fullest extent allowed under applicable law in such jurisdiction.

7.                                      Notices.  All notices, request, demands, claims and other communications hereunder will be in writing.  Any notices, requests, demands, claims or communications hereunder shall be deemed fully given if such are sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

To the Company:	NCO Group, Inc.
507 Prudential Road
Horsham, PA 19044
Attn: Joshua Gindin, Esquire
Fax: (215) 441-3931

With a copy to:	Stephen W. Skonieczny, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036
Fax: (212) 698-3599

To the Executive:	at his residence address most recently filed with the Company;

Any party hereto may give any notice, request, demand, claim or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, telecopy, facsimile, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the individual for whom it is intended.  Any party hereto may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other parties hereto notice in the manner herein set forth.

8.                                      Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania without regard to the principles of conflicts of law.

9.                                      Indemnification.  The Company shall indemnify the Executive and hold him harmless from and against any and all losses, claims, damages and liabilities to which the Company and/or the Executive may become subject arising out of the Executive’s employment hereunder and/or his service as an observer or member of the Board to the fullest extent permitted by law and in accordance with the provisions of Chapter 17, Subchapter D of the Pennsylvania Business Corporation Law (Sections 1741 through 1750).  The Company shall advance and/or reimburse on an unsecured basis the Executive upon demand for any reasonable legal or other expenses incurred or reasonably expected to be incurred in connection with investigating or defending any of the foregoing.  The Company shall cover the Executive under a policy of Directors and Officers Liability Insurance during the Term of Employment and for six (6) years thereafter.

10.                               Withholding.  The Company may withhold from any amounts payable under this Agreement such federal, state or local income taxes to the extent the same are required to be withheld pursuant to any applicable law or regulation.

11.                               Section 409A Compliance.  The following rules shall apply, to the extent necessary, with respect to distribution of the payments and benefits, if any, to be provided to the Executive under this Agreement.

11.1.1.  It is intended that each installment of the severance payments and benefits provided under this Agreement shall be treated as a separate “payment” for purposes of Section 409A of the Internal Revenue Code of 1986, as amended, and the guidance issued thereunder (“Section 409A”).  Neither the Executive nor the Company shall have the right to accelerate or defer the delivery of any such payments or benefits except to the extent specifically permitted or required by Section 409A.

11.1.2.  If, as of the date of the Executive’s “separation from service” from the Company, the Executive is not a “specified employee” (within the meaning of Section 409A), then each installment of the severance payments shall be made as set forth in this Agreement.

11.1.3.  If, as of the date of the Executive’s “separation from service” from the Company, the Executive is a “specified employee” (within the meaning of Section 409A), then:

11.1.3.1.  Each installment of the severance payments due under this Agreement that, in accordance with the dates and terms set forth herein, will in all circumstances, regardless of when the separation from service occurs, be paid within the short-term deferral period (as defined in Section 409A) shall be treated as a short-term deferral within the meaning of Treasury Regulation Section 1.409A-1(b)(4) to the maximum extent permissible under Section 409A; and

11.1.3.2.  Each installment of the severance payments due under this Agreement that is not described in Section 11.1.3.1 above and that would, absent this subsection, be paid within the six-month period following the Executive’s “separation from service” from the Company shall not be paid until the date that is six months and one day after such separation from service (or, if earlier, the Executive’s death), with any such installments that are required to be delayed being accumulated during the six-month period and paid in a lump sum on the date that is six months and one day following the

Executive’s separation from service and any subsequent installments, if any, being paid as set forth herein; provided, however, that the preceding provisions of this sentence shall not apply to any installment of severance payments and benefits if and to the maximum extent that such installment is deemed to be paid under a separation pay plan that does not provide for a deferral of compensation by reason of the application of Treasury Regulation 1.409A-1(b)(9)(iii) (relating to separation pay upon an involuntary separation from service).  Any installments that qualify for the exception under Treasury Regulation Section 1.409A-1(b)(9)(iii) must be paid no later than the last day of the second taxable year following the taxable year in which the separation from service occurs.

11.1.4. The determination of whether and when the Executive’s separation from service from the Company has occurred shall be made in a manner consistent with, and based on the presumptions set forth in, Treasury Regulation Section 1.409A-1(h).

11.1.5.  All reimbursements and in-kind benefits provided under this Agreement shall be made or provided in accordance with the requirements of Section 409A to the extent that such reimbursements or in-kind benefits are subject to Section 409A, including, where applicable, the requirements that (i) the amount of expenses eligible for reimbursement during a calendar year may not affect the expenses eligible for reimbursement in any other calendar year, (ii) the reimbursement of an eligible expense will be made on or before the last day of the calendar year following the year in which the expense is incurred and (iii) the right to reimbursement is not subject to set off or liquidation or exchange for any other benefit.

12.                               Severability.  The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

13.                               Captions.  The captions of this Agreement are not part of the provisions hereof and shall have no force or effect.

14.                               Counterparts.  This Agreement may be executed in one or more counterparts each of which shall be deemed an original instrument, but all of which together shall constitute but one and the same Agreement.  Signatures signed and delivered by fax or e-mail will be considered original signatures.

15.                               Consulting Agreement/Definition.  Reference is hereby made to the Consulting Agreement, dated December 1, 2010, by between the Company and its subsidiaries (collectively with the Company, “NCO”) and Turnberry Associates LLC (“Turnberry”) (the “Consulting Agreement”). In connection with the Executive’s appointment, effective March 18, 2011, as the Company’s Chief Executive Officer and President, the Executive and the NCO agree and acknowledge that the Consulting Agreement has been terminated, effective as of March 18, 2011 and immediately prior to such appointment; provided, however, that accrued fee payment obligations thereunder, paragraph 4 (Confidential information), paragraph 5 (Indemnification), paragraph 6 (Disclaimer) and paragraph 7 (Maximum Liability) shall survive such termination and remain in full force and effect. The Executive also hereby waives written notice of such termination of the Consulting Agreement and shall cause Turnberry to do the same. For purposes of this Agreement, “Controlling Shareholder” means One Equity Partners II, L.P., a limited partnership organized under the laws of the Cayman Islands.

16.                               Contents of Agreement; Amendment and Assignment.  This Agreement sets forth the entire understanding between the parties hereto with respect to the subject matter hereof and supersedes, cancels and replaces all other employment agreements, whether written or unwritten, between the Employee and the Company or any of its affiliates or predecessors.  This agreement cannot be changed, modified or terminated except upon written amendment duly executed by the parties hereto.  All of the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective heirs, representatives, successors and assigns of the parties hereto, except that the duties and responsibilities of the Executive hereunder are of a personal nature and shall not be assignable in whole or in part by the Executive.

IN WITNESS WHEREOF, the Executive has hereunto set the Executive’s hand and the Company has caused this Agreement to be executed in its name on its behalf, all as of the day and year first above written.

NCO GROUP, INC.

By:	/s/ Joshua Gindin
Name:	Joshua Gindin, Esq.
Its:	Executive Vice President and General Counsel

INTENDING TO BE LEGALLY BOUND, I hereby set my hand below:

/s/ Ronald A. Rittenmeyer
Ronald A. Rittenmeyer

Dated:	March 24, 2011

EXHIBIT A

General Release

IN CONSIDERATION for other good and valuable consideration, the receipt of which is hereby acknowledged, and in consideration of the terms and conditions contained in the Employment Agreement, dated as of March 18, 2011, (the “Employment Agreement”) by and between Ronald Rittenmeyer (the “Executive”) and NCO GROUP, INC. (the “Company”), the Executive on behalf of himself and his heirs, executors, administrators, and assigns, releases and discharges the Company and its past present and future subsidiaries, divisions, affiliates and parents, and their respective current and former officers, directors, employees, agents, and/or owners, and their respective successors, and assigns and any other person or entity claimed to be jointly or severally liable with the Company or any of the aforementioned persons or entities (the “Released Parties”) from any and all manner of actions and causes of action, suits, debts, dues, accounts, bonds, covenants, contracts, agreements, judgments, charges, claims, and demands whatsoever (“Losses”) which the Executive and his heirs, executors, administrators, and assigns have, had, or may hereafter have, against the Released Parties or any of them arising out of or by reason of any cause, matter, or thing whatsoever from the beginning of the world to the date hereof, relating to the Executive’s employment by the Company and the cessation thereof, and any and all matters arising under any employment-related federal, state, or local statute, rule, or regulation, or principle of contract law or common law, including but not limited to, the Family and Medical Leave Act of 1993, as amended, 29 U.S.C. §§ 2601 et seq., Title VII of the Civil Rights Act of 1964, as amended, 42 U.S.C. §§ 2000 et seq., the Age Discrimination in Employment Act of 1967, as amended, 29 U.S.C. §§ 621 et seq. (the “ADEA”), the Americans with Disabilities Act of 1990, as amended, 42 U.S.C. §§ 12101 et seq., the Worker Adjustment and Retraining Notification Act of 1988, as amended, 29 U.S.C. §§2101 et seq., the Employee Retirement Income Security Act of 1974, as amended, 29 U.S.C. §§ 1001 et seq., the New York State and New York City Human Rights Laws, the New York Labor Laws [INSERT OTHER APPLICABLE FEDERAL AND STATE LAWS], and any other equivalent or similar federal, state, or local statute; provided, however, that the Executive does not release or discharge the Released Parties from any of the Company’s obligations to him under (a) the Employment Agreement, (b) any indemnification agreement between the Executive and the Company, (c) any tax qualified pension plan of the Company, (d) Losses arising under the ADEA which arise after the date on which the Executive executes this general release or (e) any obligation of the Company pursuant to any securities of the Company that the Executive owns.  It is understood that nothing in this general release is to be construed as an admission on behalf of the Released Parties of any wrongdoing with respect to the Executive, any such wrongdoing being expressly denied.

The Executive represents and warrants that he fully understands the terms of this general release, that he has been encouraged to seek, and has sought, the benefit of advice of legal counsel, and that he knowingly and voluntarily, of his own free will, without any duress, being fully informed, and after due deliberation, accepts its terms and signs below as his own free act.  Except as otherwise provided herein, the Executive understands that as a result of executing this general release, he will not have the right to assert that the Company or any other of the Released Parties unlawfully terminated his employment or violated any of his rights in connection with his employment or otherwise.

The Executive further represents and warrants that he has not filed, and will not initiate, or cause to be initiated on his behalf any lawsuit against any of the Released Parties before any federal, state, or local agency, court, or other body relating to any claims barred or released in this General Release thereof, and will not voluntarily participate in such a proceeding.  However, nothing in this general release shall preclude or prevent the Executive from filing a claim, which challenges the validity of this general release solely with respect to the Executive’s waiver of any Losses arising under the ADEA. The Executive shall not accept any relief obtained on his behalf by any government agency, private party, class, or otherwise with respect to any claims covered by this General Release.

The Executive may take twenty-one (21) days to consider whether to execute this General Release.  Upon the Executive’s execution of this general release, the Executive will have seven (7) days after such execution in which he may revoke such execution. In the event of revocation, the Executive must present written notice of such revocation to the Company.  If seven (7) days pass without receipt of such notice of revocation, this General Release shall become binding and effective on the eighth (8th) day after the execution hereof (the “Effective Date”).

INTENDING TO BE LEGALLY BOUND, I hereby set my hand below:

Dated:

Exhibit 10.2

FIRST AMENDMENT TO

EMPLOYMENT AGREEMENT

WHEREAS, NCO Group, Inc., a Pennsylvania corporation (“Old NCO”) and the undersigned (the “Executive”) entered into an employment agreement, dated as of November 15, 2006 (the “Agreement”);

WHEREAS, after the effective date of the Agreement, Old NCO merged with and into its parent, Collect Holdings, Inc., a Delaware corporation (the “Company”), with the Company surviving the merger (the “Merger”) and changing its name to NCO Group, Inc.;

WHEREAS, in connection with the Merger, the Agreement was assigned by operation of law to, and assumed by, the Company; and

WHEREAS, the Company and the Executive desire to amend the Agreement as set forth herein (the “Amendment”).

NOW THEREFORE, the Executive and the Company, intending to be legally bound, hereby amend the Agreement as follows:

1.             Section 4(b)(iii) of the Agreement is hereby amended and restated in its entirety to read as follows:

“(iii)        Effective as of July 1, 2010, the Executive shall be entitled to use of the Company’s aircraft as necessary for his Company business, but not personal, travel within the Americas.  The Executive shall continue to be responsible for any taxes to the Executive resulting from the value realized by the Executive from personal use of such aircraft prior to July 1, 2010, which value shall be determined using the Standard Industry Fare Level Method.”

2.          The second bullet point of Section 6(a) of the Agreement is hereby amended and restated in its entirety to read as follows:

“if the Executive’s employment is so terminated (i) on or prior to the expiration of the Initial Term, the Company shall (1) pay the Executive or the Executive’s estate, if applicable, two times the Executive Base Salary and two times the Executive’s Target Bonus, payable over a period equal to the greater of one year and the remainder of the Initial Term (such period, the “Severance Period”) (with such Base Salary to be payable in equal installments in accordance with the Company’s payroll practices and any such bonuses to be paid in the year following the year to which they relate) and (2) (a) reimburse the Executive for his and his eligible dependents’ healthcare continuation coverage (COBRA) premiums, less the amount (the “Employee Portion”) that a full-time active employee of the Company would be required to pay for such coverage under the Company’s healthcare plans, until the earlier of the 18 month anniversary of such termination and the date on which the Executive becomes eligible for healthcare coverage under the plan of a subsequent employer that provides benefits that are substantially similar (or better) in the aggregate to the benefits provided under the Company’s healthcare plans, as agreed upon by the parties hereto in good faith, or if no such agreement can be reached, as determined in good faith by an independent third party acceptable to the parties hereto (such period, the “COBRA Period”) and (b) from the expiration of the COBRA Period until the second anniversary of the Executive’s termination of employment with the Company, reimburse the Executive for the cost of his and his eligible dependents’ healthcare coverage premiums under the healthcare plan of such subsequent employer or under private health insurance (as applicable), in either case, only to the extent that the costs of such premiums to the Executive exceed the Employee Portion (but not in an amount in excess of the amount that the Company would be required to reimburse the Executive under clause (i)(2)(a) hereof if the Executive continued COBRA coverage during such period); or (ii) following the expiration of the Initial Term, the Company shall (1) continue to pay to the Executive or the Executive’s estate, if applicable, the Executive’s Base Salary and Target Bonus during the Severance Period (with such Base Salary to be paid in accordance with the Company’s payroll practices and any such bonuses to be paid in the year following the year to which they relate) and (2) (a) reimburse the Executive for his and his eligible dependents’ healthcare continuation coverage (COBRA) premiums, less the Employee Portion, until the earlier of the 12 month anniversary of such termination and the date on which the Executive becomes eligible for healthcare coverage under the plan of a subsequent employer that provides benefits that are substantially similar (or better) in the aggregate to the benefits provided under the Company’s healthcare plans, as agreed upon by the parties hereto in good faith, or if no such agreement can be reached, as determined in good faith by an independent third party acceptable to the parties hereto (such period, the “Benefit Continuation Period”) and (b) from the expiration of the Benefit Continuation Period until the first anniversary of the Executive’s termination of employment with the Company, reimburse the Executive for the cost of his and his eligible dependents’ healthcare coverage premiums under the healthcare plan of such subsequent employer to the extent that the costs of such premiums to the Executive exceed the Employee Portion (but not in an amount in excess of the amount that the Company would be required to reimburse the Executive under clause (ii)(2)(a) hereof if the Executive continued COBRA coverage during such period); and”

3.             A new Section 15 is hereby added to the Agreement to read as follows:

“15.         409A Compliance.                This Agreement is intended to comply with Code Section 409A, to the extent applicable, and the parties hereto agree to interpret, apply and administer this Agreement in the least restrictive manner necessary to comply therewith and without resulting in any increase in the amounts owed hereunder by the Company.  All reimbursements under this Agreement will be made to the Executive as soon as practicable following submission of satisfactory evidence to the Company of the incurrence of such expense, but in no event later than the last day of the calendar year following the calendar year in which such expenses were incurred.  In addition, no reimbursement or in-kind benefit shall be subject to liquidation or exchange for another benefit and the amount available for reimbursement, or in-kind benefits provided, during any calendar year shall not affect the amount available for reimbursement, or in-kind benefits to be provided, in a subsequent calendar year.  The 409A Gross-Up Payment and the Gross-Up Payment shall be paid to the Executive by no later than the last day of the taxable year following the taxable year in which the Executive remits the related taxes.  In addition, in the event that a portion of the Total Payments is waived pursuant to

Section 4(d)(ii), such waiver shall apply first to the latest scheduled cash payments, then current cash payments and then non-cash benefits.  Any accrued but unpaid Base Salary as of the date of the Executive’s separation from service shall be paid within 30 days after the date of such separation and any accrued but unpaid bonus shall be paid in the year following the year of termination in accordance with Exhibit A.  The provisions of this Section 15 shall survive the termination of this Agreement.”

4.             Other than as modified by this Amendment, the Agreement is ratified and affirmed in all respects and shall remain in full force and effect subject to the terms thereof.  All capitalized terms not defined herein shall have the meaning set forth in the Agreement.

[Signature Page Follows]

To record the adoption of this Amendment, the Board of Directors of the Company has caused an authorized member of the Board of Directors of the Company to execute this Amendment this 23rd day of September, 2010.

NCO GROUP, INC.		EXECUTIVE

By:	/s/ Joshua Gindin	/s/ Michael J. Barrist
Name:	Joshua Gindin, Esq.	Michael J. Barrist
Title:	Executive Vice President and General Counsel

Dated:	September 23, 2010	Dated:	September 23, 2010